SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.

            Three year period ending December 31, 2002

              FORM U-12 (I)-B (THREE-YEAR STATEMENT)

      Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.   Name and business address of persons filing statement.

     William D. Harvey
     Alliant Energy Corporation
     222 West Washington Ave.
     Madison, WI  53703

2. Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

     Not applicable.

3.   Registered  holding  companies  and  subsidiary   companies  by  which  the
     undersigned are regularly employed or retained.

     Alliant Energy Corporation and its subsidiaries

4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Alliant Energy Corporate Services, Inc.
     Executive Vice President - Generation

     Alliant Energy Corporation
     Executive Vice President - Generation

     IES Utilities Inc.
     Executive Vice President - Generation

     Interstate Power Company
     Executive Vice President - Generation

     RiverLand Conservancy, Inc.
     Vice President

     South Beloit Water, Gas & Electric Company
     President

     Wisconsin Power and Light Company
     President

     In such capacities, the undersigned may participate in presenting, advocating or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12 (i) of PUHCA, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

     It is anticipated that the amount, nature and source of compensation to be received by the undersigned for the current year from the companies described in item 3 above is set forth in detail in a proxy statement for use in connection with the 1999 Annual Meeting of shareholders of Alliant Energy Corporation (the "Alliant Energy Corporation 1999 Proxy Statement"), copies of which have been duly filed with the Commission, in accordance with the Securities Exchange Act of 1934 and the proxy regulations thereunder.
     A portion of the compensation described therein may be attributable to activities within the scope of Section 12
     (i). In any event, it is anticipated that the base salary to be paid to the undersigned for the current year will not exceed $254,423.

     During the calendar years 2000 and 2001 and 2002 it is estimated that the undersigned will receive compensation comparable to that received in 1999, but the exact amount and basis of compensation cannot presently be forecast with any degree of precision. The undersigned receives compensation payments from Alliant Energy Corporate Services, Inc., which in turn may charge or allocate all or a portion of such compensation expense to one or more of the other companies described in item 3 above in accordance with applicable service agreements and orders of the Commission.

(b)  Basis for compensation if other than salary.

     Information relating to the basis of any non-salary compensation paid to the undersigned will be set forth in the Alliant Energy Corporation 1999 Proxy Statement dated March 27, 2000. Certain portions of the undersigned's compensation are determined pursuant to an employment agreement between Alliant Energy Corporation and the undersigned. Other elements of the undersigned's compensation are determined pursuant to the terms of benefit plans or by the payor's board of directors

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     Not applicable.

     (a)  Total amount of routine expenses charged to client:

     (b)  Itemized list of all other expenses:

Date: April 28, 2000



                By:  /S/ William D. Harvey
                     ---------------------
                     William D. Harvey